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                                                                     Exhibit 4.1

                               ENESCO GROUP, INC.
                                Itasca, Illinois

                      CERTIFICATE OF GRANT OF NON-QUALIFIED
                                  STOCK OPTION


                                             Date of Grant:  June 6, 2001
                                             Total Number of Shares:  50,000
                                             Price per Share:  $5.60

To:  Jeffrey S. Smith

Dear Jeff:

         This letter is a certificate formally granting you a Non-qualified Stock Option with respect to the number of shares indicated above. The Stock Option exercise price will be $5.60 per share. Your option will become exercisable only after six months from the date of grant and subject to the Company achieving certain stock fair market value performance criteria or, without conditions, after the eighth anniversary of the date of grant. The Stock Option granted under this certificate is not to be treated as an incentive stock option under the Internal Revenue Code of 1986. The terms of this Stock Option are as if it were granted under the Company's 1996 Stock Option Plan (the "Plan").

         The Company agrees to file a Registration Statement on Form S-8 with the Securities and Exchange Commission with respect to shares of common stock underlying the Stock Option.

         You may exercise your right to purchase all or any of the shares included under this grant on or after the date on which those shares become exercisable but, in any event, not later than June 5, 2011.

         In order to exercise, you must forward a completed Stock Option Exercise Order together with payment in full to the Treasurer, Enesco Group, Inc., 225 Windsor Drive, Itasca, Illinois 60143, for the shares which you elect to purchase. You can elect to make your purchase in cash, Enesco Group, Inc. stock, or a combination of cash and Enesco Group, Inc. stock.

         Please be advised that the Company will accept shares acquired under a Stock Option program of the Company in payment for new option shares only if the shares tendered by the optionee have been held by such optionee for a period of at least six months and are free and clear of all liens and encumbrances.

         No purchase can be made of fewer than ten shares at any one time. Any exercise of the option will be effective on the date when payment is received in the office of the Treasurer, except that no payment will be accepted which is received after June 5, 2011. You will receive a stock certificate representing shares for which you have made payment.



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         Under existing law, the difference between the price paid for any shares purchased under this option and their market value on the date or dates the option is exercised will be subject to any applicable taxes, including the withholding of federal income, social security and medicare taxes. In addition, there may be applicable state or local taxes and withholding requirements. The payment of all such taxes is of course your personal responsibility. However, the Company is also responsible for meeting the withholding requirements and in order to do so will retain the required number of shares purchased under the option unless you elect to deposit with it an amount equal to any required withholding.

         This option is subject to the termination under certain circumstances. Please review these provisions carefully in connection with any termination of employment.

         This option is exercisable during your lifetime only by you and is not transferable by you, except in the event of your death and then only under certain circumstances. Any attempted transfer or other disposition of the option by you will be void and will constitute valid grounds for its cancellation by the Company.

         This stock option grant is made as if it were under the Plan, as it may be amended from time to time. A copy of the Plan, as amended, is enclosed together with a Prospectus dated September 6, 1996. Please read these carefully.

         This option will be of no force or effect and no rights will exist under it after June 5, 2011.

         We would appreciate your signing the enclosed acknowledgment confirming your receipt of this Certificate of Grant and returning it to me.

                                                   ENESCO GROUP, INC.

                                                   /s/ M. Frances Durden

                                                   M. Frances Durden
                                                   Secretary

Enclosures